SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FOGHORN THERAPEUTICS INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

344174107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344174107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cigall Kadoch, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,957,712[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,957,712[1]
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,957,712
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.05%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Includes 3,957,712 shares of Common Stock directly held by the Reporting Person as of December 31, 2020.
[2]

The percentage set forth above is based on 35,813,580 shares of Common Stock outstanding as of October 31, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on December 4, 2020.

CUSIP No. 344174107	13G

Schedule 13G

Item 1(a).	Name of Issuer: Foghorn Therapeutics Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 500 Technology Square, Ste 700, Cambridge, MA 02139

Item 2(a).	Name of Persons Filing: Cigall Kadoch, Ph.D.

Item 2(b).	Address of Principal Business Office or, if None, Residence: 500 Technology Square, Ste 700, Cambridge, MA 02139

Item 2(c).	Citizenship: Massachusetts

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number: 344174107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4.	Ownership: (a) through (c): The information requested herein is incorporated by reference to the cover page to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification: Not applicable.

CUSIP No. 344174107	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIGALL KADOCH, PH.D.

Dated: April 19, 2021	/s/ Cigall Kadoch, Ph.D.
Signature of Reporting Person